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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ---------------------

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                            Equitable Resources, Inc.
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                    294549100
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                                 (CUSIP Number)


                                December 16, 2003
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             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           [ ] Rule 13d-1(b)
           [X] Rule 13d-1(c)
           [ ] Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 294549100                   13G                      Page 2 of 5 Pages

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1.    Names of Reporting Persons
      I.R.S. Identification No. of Above Persons (Entities Only)

      George P. Sakellaris
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2.    Check the Appropriate Box if a Member of a Group*             (a)[ ]
                                                                    (b)[ ]
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3.    SEC Use Only

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4.    Citizenship or Place of Organization

      United States of America
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                        5.    Sole Voting Power
                                                             3,033,896
                        --------------------------------------------------------
     Number of          6.    Shared Voting Power
       Shares                                                  160,000
    Beneficially        --------------------------------------------------------
      Owned By          7.    Sole Dispositive Power
        Each                                                 3,033,896
      Reporting         --------------------------------------------------------
    Person With         8.    Shared Dispositive Power
                                                               160,000
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9.               Aggregate Amount Beneficially owned by each Reporting Person

                 3,193,896
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10.              Check Box if the Aggregate Amount of Row (9) Excludes       [ ]
                 Certain Shares*

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11.              Percent of Class Represented by Amount in Row 9

                 5.1%
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12.              Type of Reporting Person*

                 IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT
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CUSIP No. 294549100                   13G                      Page 3 of 5 Pages

ITEM 1(a).  NAME OF ISSUER:

            Equitable Resources, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            One Oxford Centre, Suite 3300, 301 Grant Street, Pittsburgh, Pennsylvania 15219

ITEM 2(a).  NAME OF PERSON FILING:

            George P. Sakellaris

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            George P. Sakellaris
            111 Speen Street, Suite 410
            Framingham, Massachusetts 01701

ITEM 2(c).  CITIZENSHIP:

            United States of America

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, no par value

ITEM 2(e).  CUSIP NUMBER:

            294549100

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
            (c), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

ITEM 4.     OWNERSHIP.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)   Amount beneficially owned: 3,193,896

                  Consists of the following: (a) 3,033,896 shares of Common
                  Stock held by Mr. Sakellaris; (b) 120,000 shares of Common Stock held by Arthur P. Sakellaris, which shares may be deemed to be beneficially owned by George P. Sakellaris, and (c) 40,000 shares of Common Stock held in a trust established by Mr. Sakellaris for the benefit of, among others, his children, which shares may be deemed to be beneficially owned by Mr. Sakellaris.
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CUSIP No. 294549100                   13G                      Page 4 of 5 Pages

            (b) Percent of class: 5.1% (based on 62,252,903 shares of Common Stock outstanding, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003).

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 3,033,896

                  (ii)  Shared power to vote or to direct the vote: 160,000

                  (iii) Sole power to dispose or to direct the disposition of:
                        3,033,896

                  (iv)  Shared power to dispose or to direct the disposition of:
                        160,000

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Mr. Arthur P. Sakellaris has the power to direct the receipt of dividends from, or the proceeds from the sale of, the 120,000 shares of Common Stock held by him and referred to in Item 4(a) above.

            The trustees of the trust referred to in Item 4(a) above have the power to direct the receipt of dividends from, or the proceeds from the sale of, the 40,000 shares of Common Stock held by such trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF A GROUP.

            Not applicable.
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CUSIP No. 294549100                   13G                      Page 5 of 5 Pages

ITEM 10.    CERTIFICATIONS.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 4, 2004
                                   -------------------------------
                                                 (Date)

                                      /s/ George P. Sakellaris
                                   --------------------------------
                                              (Signature)


                                        George P. Sakellaris
                                   --------------------------------
                                              (Name/Title)